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  FORM 5                                                   OMB APPROVAL
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                                                  OMB Number           3235-0362
                                                  Expires:        April 30, 1997
                                                  Estimated average burden
                                                  hours per response ....... 1.0
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

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1. Name and Address of Reporting Person

   Portner,             Stephen                    W.
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   (Last)               (First)                 (Middle)

   c/o Coyote Network Systems, Inc.
   4360 Park Terrace Drive
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                                    (Street)

   Westlake Village,      CA                    91361
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Coyote Network Systems Inc. (CYOE)

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   March 2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [  ]   Director                             [   ]   10% Owner
   [  ]   Officer (give title below)           [ X ]   Other (specify below)

      Former Director
      -----------------------------------------

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7. Individual or Joint/Group Reporting
   (Check all applicable)

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

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                                 Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                       or Beneficially Owned
====================================================================================================================================
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)
------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

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                            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                          (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date      Title    Shares  5)       4)        4)       4)
------------------- -------- -------- -------- ------ -----  -------- -------  --------- ------- -------- --------- -------- -------
Non-Employee
Director Stock                                                                  Common
Option              $6.19    04/01/99    A     10,000        04/01/99 04/01/04  Stock    10,000            10,000      D
------------------- -------- -------- -------- ------ -----  -------- -------  --------- ------- -------- --------- -------- -------
Non-Employee
Director Stock                                                                  Common
Option              $4.00    10/18/99    A     10,000        10/18/99 10/18/04  Stock    10,000            10,000      D
------------------- -------- -------- -------- ------ -----  -------- -------  --------- ------- -------- --------- -------- -------
Non-Employee
Director                                                     01/12/00           Common
Stock Option (1)    $5.00    01/12/00    A     50,000          (1)    01/12/05  Stock    50,000            50,000      D
------------------- -------- -------- -------- ------ -----  -------- -------  --------- ------- -------- --------- -------- -------

------------------- -------- -------- -------- ------ -----  -------- -------  --------- ------- -------- --------- -------- -------

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Explanation of Responses:

(1) On January 12, 2000, stock options to purchase 50,000 shares of the Company's Common Stock were granted to the reporting person pursuant to the Company's Equity Plan. Issuance of such shares is subject to shareholder approval of the Company's amendment of its Certificate of Incorporation to allow for the increase in the Company's authorized shares and subject to shareholder approval of the Company's Equity Plan.


      /s/ Stephen W. Portner                                    05/15/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.